UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

Commission file number 1-8022

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF

CSX CORPORATION

AND AFFILIATED COMPANIES

CSX CORPORATION

A Virginia Corporation

IRS Employer Identification Number 62-1051971

500 Water Street

15th Floor

Jacksonville, Florida 32202

Telephone (904) 359-3200

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2006 AND 2005

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm

The Finance Committee of the Board of Directors

Tax Savings Thrift Plan for Employees of

    CSX Corporation and Affiliated Companies

CSX Corporation

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Independent Certified Public Accountants

Jacksonville, Florida

June 27, 2007

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31
	2006	2005
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$866,352	$767,791
Loans to members	12,797	13,331

	879,149	781,122
RECEIVABLES
Employer contributions	623	552
Member contributions	1,966	1,706

	2,589	2,258

TOTAL ASSETS	881,738	783,380

LIABILITIES
Accrued expenses	89	67

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	881,649	783,313
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts (Note 4)	6,820	9,169

NET ASSETS AVAILABLE FOR BENEFITS	$874,829	$774,144

See accompanying Notes to Financial Statements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in Thousands)

ADDITIONS
Net gain from investment in Master Trust (Note 3)	$129,609
Interest from loans to members	718
Employer contributions	7,161
Member contributions	25,069

162,557
DEDUCTIONS
Distributions to members	60,938
Fees and expenses	934

61,872

NET INCREASE	100,685

Net Assets Available for Benefits at Beginning of Year	774,144

Net Assets Available for Benefits at End of Year	$874,829

See accompanying Notes to Financial Statements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan document, may contribute from 1% up to 50% (in 1% multiples) of eligible compensation, as defined by the Plan document, on a pre-tax or after-tax basis up to the current Code limit. Beginning January 1, 2003, members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Members who are not eligible to participate in the Executive Deferred Compensation Plan of CSX Corporation and Affiliated Companies may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may transfer distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates and investment elections daily.

The Company contributes amounts equal to 50% of the first 6% of a member’s pre-tax or after-tax eligible contributions as matching contributions. Subsequent to January 1, 2004, members may invest the Company matching contribution in any of the Plan’s investment options. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company’s Board of Directors. The Company did not make any additional contributions during 2006.

Diversification: Beginning January 1, 2004, members could diversify Company contributions previously invested in CSX common stock and invest new company contributions in any investment options offered under the Plan document.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Transfer/Reallocations: Beginning June 1, 2005, a trading restriction was placed on certain trade activities in all available investment funds. These restrictions require a 30-day period of time during which investments must remain in the fund (“the holding period”). If these trading restrictions are not followed, a redemption fee of 2% will apply to the current value of the units withdrawn prior to the expiration of the holding period. The trading restrictions will apply only to amounts transferred on or after June 1, 2005.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged for administrative expenses. Company contributions are calculated at 50% of the first 6% of employee basic contributions. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his or her account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account. Upon disability or retirement, a member may elect to receive a lump-sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account (IRA) at Centier Bank unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2006 were paid from Plan funds.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount members would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. Prior year balances have been retroactively adjusted for the FSP accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investments: The CSX Corporation Master Retirement Savings Plan Trust (“Master Trust”) (see Note 3) holds all investments of this Plan and the CSX Corporation Capital Builder Plan except for loans to members. Loans to members are valued at their outstanding balances, which approximate fair value. Each participating retirement plan has an undivided interest in the Master Trust.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the trustee of the Master Trust.

Cash and cash equivalents are valued at face value. Investments in CSX common stock, which are stated at fair value, are valued at the closing price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at December 31. The collective trust fund is valued at quoted redemption value provided by the trustee. All other securities are valued based on broker pricing or other pricing services.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 3 – INVESTMENT IN MASTER TRUST (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Summarized financial information of the Master Trust is presented below:

	December 31
	2006	2005
Assets:
Investments at fair value:
Cash and cash equivalents	$94,720	$43,453
Mutual funds	547,458	504,254
CSX common stock	604,531	451,154
Common stock	40,487	33,669
Collective trust fund	17,799	28,554
Government securities, corporate bonds, mortgages and other	142,315	180,654

Total Assets:	1,447,310	1,241,738
Liabilities:
Accrued expenses	186	127

Net assets available for benefits at fair value	1,447,124	1,241,611
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	8,543	11,406

Net assets	$1,438,581	$1,230,205

Plan’s investment in the Master Trust’s net assets	$859,532	$758,622

Percentage of Plan’s investment in the Master Trust’s net assets	60%	62%

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 3 – INVESTMENT IN MASTER TRUST (continued)

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for the year ended December 31, 2006 is as follows:

Net gain from investments in Master Trust:
Mutual funds (quoted market price)	$33,625
CSX common stock (quoted market price)	162,501
Common stock (quoted market price)	6,794
Collective trust fund (quoted redemption price)	1,060

203,980
Interest and dividend income	45,478

Investment income for the Master Trust	$249,458

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 4 – SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Master Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Interest Fund. The synthetic GICs represent a diversified portfolio of primarily corporate and government bonds. These are held in the name of the Master Trust. A corresponding contract wrapper with the issuer of the synthetic GICs is also held in order to provide a variable rate of return on the cost of the investment. The fair value of the wrapper contracts were derived based on the discounted cash flows of expected wrapper fees over the life of the contract. The values of the contract wrappers were immaterial at December 31, 2006 and 2005, respectively. As required by FSP AAG INV-1 and SOP 94-4-1, the investments in synthetic GICs are presented at fair value on the statement of net assets available for benefits in the line item Investment in Master Trust. An adjustment line has also been included in the statement of net assets available for benefits, so that ending net assets available for benefits are recorded at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the performance of the bonds being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 5.15% and 5.09% at December 31, 2006 and 2005, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 5.15% and 5.36% at December 31, 2006 and 2005, respectively.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

(Dollars in Thousands)

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Master Trust received cash dividends from investments in CSX common stock of $5,865. The Plan’s share of these dividends was $2,516.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2006, the Master Trust earned interest of $363 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 6 – INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated March 12, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. If necessary, the Plan Sponsor will take the required steps, if any, to bring the Plan’s operations into compliance with the Code.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

AND AFFILIATED COMPANIES

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Members	Loans with interest rates of 4.0% to 11.0%, maturing through 2031	$12,796,726
*	Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION AND AFFILIATED COMPANIES

By:	/s/ JOANN M. BLIGH
Joann M. Bligh
Assistant Vice President Compensation and Benefits CSX Corporation (Plan Sponsor)

Date: June 27, 2007